UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2014

Golar LNG Partners LP
(Translation of registrant’s name into English)
Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated February 28, 2014.

Exhibit 99.1

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2013 RESULTS
Highlights

•
Golar LNG Partners LP ("Golar Partners" or the "Partnership") reports net income attributable to unit holders of $47.6 million and operating income of $54.7 million for the fourth quarter of 2013 ("the fourth quarter")

•	Generated distributable cash flow of $44.8 million for the fourth quarter of 2013 with a coverage ratio of 1.32

•	Declared distribution of $0.5225 per unit for the fourth quarter of 2013

•	Completed fourth follow-on offering raising net proceeds of $150 million

•	Agreed to acquire from Golar LNG Limited ("Golar") the Floating Storage and Regas Unit (“FSRU”) Golar Igloo for $310 million subject to certain closing conditions

•	Entered into $200 million interest rate swaps at fixed rates of between 2.206% and 2.955%

Financial Results Overview
Golar Partners reports net income attributable to unit holders of $47.6 million and operating income of $54.7 million for the fourth quarter, as compared to net income attributable to unit holders of $35.4 million and operating income of $55.8 million for the third quarter of 2013 ("the third quarter") and net income attributable to unit holders of $27.3 million and operating income of $46.0 million for the fourth quarter of 2012.
The improvement in operating income over the same period in 2012 is a reflection of three factors. First, the Golar Spirit entered her first post retrofit drydock during December 2012 and this resulted in approximately three weeks of offhire and associated positioning costs during that quarter. Secondly, during the intervening period a biennial uplift to the capital component of the Golar Spirit and Golar Winter and a further increase in the charter rate for Golar Winter to compensate for modification works completed took effect. Thirdly, the fourth quarter results include the contribution from Golar Maria. Comparable results for 2012 do not as this vessel was not under the common control of Golar at the time of her acquisition by the Partnership in February 2013. The improved results are partially offset by increased depreciation and amortization as a consequence of the acquisition of the Golar Maria, the additional investment in Golar Winter modifications and four vessel drydocks over the intervening 12 months.

As anticipated, fourth quarter 2013 operating results were broadly in line with the third quarter. Revenue net of voyage expenses and operating expenses were both consistent with the prior quarter. Administration expenses were however increased in the fourth quarter by $0.5 million.

Net interest expenses decreased to $10.5 million for the fourth quarter of 2013 compared to $11.1 million for the third quarter. The reduction primarily reflects the maturity of a relatively high cost interest rate swap that matured during November.
On December 11, the Partnership received net proceeds of $150 million in respect of public and General Partner units issued in its fourth follow-on equity offering. Of this, $20 million was applied against a revolving facility provided by Golar and a further $70 million was paid down on two other revolving facilities. This will moderately lower interest expenses for the first quarter of 2014. As at December 31, the Partnership has undrawn facilities of $155 million.
Other financial items for the fourth quarter recorded a gain of $1.5 million compared with a loss of $4.1 million in the third quarter. Non-cash mark-to-market valuation gains on interest rate swaps of $6.0 million in the fourth quarter compared to losses on interest rate swaps of $0.2 million in the third quarter. This non-cash gain was partly offset by additional interest expense of $0.6 million on $100 million of unhedged interest rate swaps entered into in October.
Tax is showing a credit of $4.3 million for the fourth quarter. This principally relates to a credit to tax expense in respect of the current year resulting from a reassessment of current year tax estimates.
The Partnership's Distributable Cash Flow1 for the fourth quarter was $44.8 million as compared to $38.9 million in the third quarter and the coverage ratio was 1.32 as compared to 1.25 for the third quarter. The increase in coverage is primarily a result of the tax credit discussed above offset in part by the distributions paid for the whole of the fourth quarter on the additional units issued during December. Declared distributions are payable on all units as at the record date.

On January 28, 2014, Golar Partners declared a distribution for the fourth quarter of 2013 of $0.5225 per unit, which was paid on February 14, 2014 on total units of 62,870,335.

Follow-on Equity Offering

In December 2013, the Partnership completed its fourth follow-on equity offering selling a total of 5,100,000 common units, representing limited partner interests, at a price of $29.10 per common unit. In addition, Golar GP LLC, the Partnership's general partner, contributed $3.0 million to the Partnership to maintain its 2.0% general partner interest in the Partnership. The Partnership's total combined net proceeds amounted to $150 million. Concurrent to this, Golar as a selling unitholder realized part of its stake in the Partnership by selling 3.4 million common units representing limited partner interests to fund future investment.

1Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Golar Igloo Acquisition

In December 2013, the Partnership announced its intention to acquire interests in the company that owns and operates the FSRU, Golar Igloo ("Igloo") from Golar for a purchase price of $310 million. The Igloo, which will be the Partnership's first newbuild FSRU, was delivered by Samsung on February 5 and immediately proceeded to Singapore for bunkering and storing up before leaving for Kuwait on February 14 via Qatar where it will collect an LNG cargo. The FSRU is scheduled to arrive off Kuwait with her commissioning cargo in March. Subject to certain closing conditions, Golar Partners expects to complete the acquisition of the Igloo during March. The Partnership estimates that the acquisition will generate annual contracted revenues, after deducting voyage, commission and operating expenses of between $32.0 million to $34.0 million. This estimate does not include any revenues that the Igloo may earn under short-term charters for the three-month period each year during which the Igloo is not providing FSRU services to KNPC under charter.

The Partnership will finance the acquisition of the Igloo by assuming debt on the vessel amounting to approximately $161.3 million and the remainder from the net proceeds of its fourth follow-on equity offering that completed in December 2013.

Financing and Liquidity
As of December 31, 2013, the Partnership had cash and cash equivalents of $103.1 million and undrawn revolving credit facilities of $155 million. Total debt and capital lease obligations net of restricted cash was $878.3 million as of December 31, 2013.
Based on the above debt amount and annualized2 fourth quarter 2013 adjusted EBITDA3 Golar Partners has a debt to adjusted EBITDA multiple of 3.0 times.

The Partnership has a debt facility in respect of the Golar Maria of $84.5 million that matures in December 2014 hence is currently shown as current debt. The Partnership expects to refinance this facility ahead of its expiration and is in discussions with a number of banks with a view to achieving the most effective capital structure. The Board is confident that the facility can be refinanced at attractive terms.

As of December 31, 2013, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,125 million (including swaps with a notional value of $227.2 million in connection with the Partnership's bonds but excluding $100 million of forward starting swaps) representing approximately 128% of total debt and capital lease obligations, net of restricted cash. Whilst the Partnership is currently over-hedged, this will normalise when the debt associated with the Golar Igloo is assumed at dropdown and the Partnership redraws funds from the revolving facilities it prepaid in December. This hedging level also takes into account $130 million swaps maturing between April and May 2014. The average fixed interest rate of swaps related to bank debt is approximately 2.3% with average maturity of approximately 2.9 years as of December 31, 2013.

2Annualized means the figure for the quarter multiplied by 4.
3Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

The Partnership entered into a $100 million seven year swap at a fixed rate of 2.206% and a further $100 million of forward start swaps with a five year duration, a start date of October 1, 2015 and a fixed rate of 2.955%. These swaps were entered into to cover maturing swaps. As of December 31, 2013 the Partnership had outstanding bank debt of $675.4 million with average margins, in addition to LIBOR or fixed swap rates, of approximately 2.4%. In addition, the Partnership has bonds of $214.1 million with a fixed rate of 6.485%.

Outlook

The Golar Igloo acquisition is expected to take place in March 2014 and management have guided that this should lead to a distribution increase of 4.5% with effect from the second quarter of 2014. As noted above, the Igloo is contracted to Kuwait National Petroleum Company ("KNPC") for an initial period of 5 years.

During 2013, Golar also contracted the FSRU Golar Eskimo to the Government of Jordan. The vessel will be moored at a purpose built structure that is to be constructed by the Aqaba Development Corporation off the Red Sea port of Aqaba. The Golar Eskimo is scheduled to be ready for service in the latter part of the fourth quarter 2014 and its ten year contract is due to commence during the first quarter of 2015. This vessel will also be offered to the Partnership to acquire.

As expected, following the completion of a series of four drydockings in 2013, operating results in the fourth quarter were strong and in line with the third quarter. The first quarter of 2014 is similarly expected to show strong operating results as well as being positively impacted by earnings contribution from the Igloo for part of March.

The Partnerships’ coverage ratio for the fourth quarter stands at 1.32 times despite the fact that distributions have been paid on the additional 5.2 million units issued in December in connection with equity raised to help fund the acquisition of the Igloo. Leverage as at the end of the fourth quarter at 3.0 times adjusted EBITDA is down from 3.9 times at the same time last year partly aided by the equity raise in December 2013.

Golar Partners strong coverage ratio and reduced net debt to adjusted EBITDA ratio provides financial flexibility for future acquisitions and distribution growth. Related company Seadrill Partners has recently announced its success in placing a Term Loan B in the US capital markets with attractive pricing and a very low level of debt amortization. A similar type of transaction would enable Golar Partners to use its Replacement Capex Reserves more efficiently by investing the cash in new assets rather than paying down large amounts of debt. The Partnership will therefore consider similar types of transaction both to refinance existing debt and in connection with new acquisitions.

With this solid financial position together with the Igloo acquisition and likely Golar Eskimo acquisition as well as Golar's remaining newbuild fleet of 11 as yet uncontracted vessels, the Board is confident that Golar Partners can continue to strongly grow its earnings and distributions over the longer term.

February 28, 2014
Golar LNG Partners L.P.
Hamilton, Bermuda.

Questions should be directed to:
C/o Golar Management Ltd - +44 207 063 7900
Brian Tienzo or Graham Robjohns

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF INCOME

	2013	2012	2013	2013	2012
	Oct-Dec	Oct-Dec	Jul-Sep	Jan-Dec	Jan-Dec
(in thousands)

Total operating revenues	$88,331	$77,172	$87,633	$329,190	$286,630
Vessel operating expenses	12,615	13,037	12,575	52,390	45,474
Voyage and commission expenses	1,291	2,252	736	5,239	4,471
Administrative expenses	1,580	1,555	1,020	5,194	7,269
Depreciation and amortization	18,186	14,367	17,485	66,336	51,167
Total operating expenses	33,672	31,211	31,816	129,159	108,381

Operating income	54,659	45,961	55,817	200,031	178,249

Financial (expenses) income
Interest income	299	333	266	1,097	1,797
Interest expense	(10,843)	(11,012)	(11,381)	(43,195)	(38,090)
Other financial items	1,471	(516)	(4,097)	(1,661)	(5,389)
Net financial expenses	(9,073)	(11,195)	(15,212)	(43,759)	(41,682)

Income before tax	45,586	34,766	40,605	156,272	136,567
Tax	4,301	(4,478)	(2,599)	(5,453)	(9,426)

Net income	49,887	30,288	38,006	150,819	127,141
Less: Net income attributable to non-controlling interests	(2,252)	(2,988)	(2,627)	(9,523)	(10,723)

Net income attributable to Golar LNG Partners LP Owners	$47,635	$27,300	$35,379	$141,296	$116,418

Weighted average units outstanding (in thousands of units):
Common units	41,672	33,840	40,563	40,417	27,441
Subordinated units	15,949	15,949	15,949	15,949	15,949
General partner units	1,176	1,016	1,153	1,150	886

(1) As a result of Golar's loss of control in the Partnership from the date of its first AGM held on December 13, 2012, the Partnership is no longer considered to be under common control of Golar and as a consequence, commencing with the acquisition of the Golar Maria on February 7, 2013, the Partnership will no longer account for vessel acquisitions from Golar as a transfer of equity interests between entities under common control. Accordingly, the results of the Golar Maria are consolidated into the Partnership's results from the date of its acquisition. There has been no retroactive restatement of the comparatives to reflect the historical results of the Golar Maria prior to its acquisition.

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	At December 31,	At December 31,
	2013	2012
(in thousands)

ASSETS
Short-term
Cash and cash equivalents	103,100	66,327
Restricted cash and short-term investments	24,451	30,900
Inventories	1,085	1,924
Other current assets	12,000	4,336
Amounts due from related parties	—	3,883
Total Short-Term Assets	140,636	107,370
Long-term
Restricted cash	145,725	190,523
Vessels and vessels under capital leases, net	1,409,284	1,192,779
Other long term assets	25,574	20,302
Total Assets	$1,721,219	$1,510,974

LIABILITIES AND EQUITY
Short-term
Current portion of long-term debt	156,363	64,822
Current portion of obligations under capital leases	—	5,837
Other current liabilities	78,720	94,629
Amounts due to related parties	5,989	4,429
Total Short-Term Liabilities	241,072	169,717
Long-term
Long-term debt	733,108	639,697
Long-term debt due to related parties	—	34,953
Obligations under capital leases	159,008	406,534
Other long-term liabilities	17,904	18,529
Total Liabilities	1,151,092	1,269,430

Equity
Total Partners' capital	501,744	178,675
Accumulated other comprehensive loss	(2,394)	(8,989)
Non-controlling interest	70,777	71,858

Total Liabilities and Equity	$1,721,219	$1,510,974

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASHFLOWS

(in thousands )	2013	2012	2013	2013	2012
	Oct - Dec	Oct - Dec	Jul-Sep	Jan-Dec	Jan-Dec

OPERATING ACTIVITIES
Net income	49,887	30,288	38,006	150,819	127,141
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,186	14,367	17,485	66,336	51,167
Amortization of deferred tax benefit on intragroup transfers	—	—	—	—	(912)
Amortization of deferred charges	885	396	868	5,828	1,123
Drydocking expenditure	(2,147)	(1,288)	(11,239)	(50,979)	(8,288)
Trade accounts receivable	5,098	2,144	3,958	(717)	173
Inventories	1,816	(1,178)	(1,163)	971	(849)
Prepaid expenses, accrued income and other assets	(6,133)	(2,897)	(325)	(9,747)	(6,948)
Amount due to/ from related companies	(2,663)	423	5,452	1,581	3,781
Trade accounts payable	(92)	826	(6,246)	(1,820)	2,617
Accrued expenses	(10,074)	5,092	1,154	(6,632)	14,015
Unrealized foreign exchange losses/(gains)	202	8,832	298	(7,435)	13,893
Interest element included in obligations under capital leases	59	128	56	233	401
Other current liabilities	(4,617)	67	9,121	241	(7,971)
Net cash provided by operating activities	50,407	57,200	57,425	148,679	189,343

INVESTING ACTIVITIES
Additions to vessels and equipment	(2,172)	—	(13,537)	(18,152)	(72,286)
Acquisition of Golar Maria	(2,410)	—	—	(119,927)	—
Restricted cash and short-term investments	2,563	935	(4,512)	54,027	(6,512)
Net cash (used in)/provided by investing activities	(2,019)	935	(18,049)	(84,052)	(78,798)

FINANCING ACTIVITIES
Proceeds from issuance of equity	150,342	180,105	—	280,586	401,851
Proceeds from short-term debt due to related parties	—	—	—	20,000	—
Proceeds from long-term debt	—	382,194	5,000	230,000	537,194
Payments in connection with the lease terminations	—	—	—	(250,980)	—
Repayments of obligations under capital leases	—	(1,610)	—	(2,365)	(6,287)
Repayments of short-term debt due to related parties	(20,000)	—	—	(20,000)	—
Repayments of long-term debt	(89,124)	(396,451)	(19,091)	(149,822)	(427,217)
Non-controlling interest dividend	(5,007)	(600)	(5,597)	(10,604)	(1,799)
Cash distributions paid	(31,177)	(22,476)	(30,615)	(119,875)	(77,588)
Financing costs paid	(154)	(7,559)	(326)	(4,794)	(8,400)
Distribution to Golar LNG for acquisition of NR Satu	—	(1,103)	—	—	(387,993)
Distribution to Golar LNG for acquisition of Grand	—	(176,769)	—	—	(176,769)
Contributions from Dropdown Predecessor	—	1,955	—	—	53,572
Net cash provided by/(used in) financing activities	4,880	(42,314)	(50,629)	(27,854)	(93,436)

Net increase/(decrease) in cash and cash equivalents	53,268	15,821	(11,253)	36,773	17,109
Cash and cash equivalents at beginning of period	49,832	50,506	61,085	66,327	49,218
Cash and cash equivalents at end of period	$103,100	$66,327	$49,832	$103,100	$66,327

(1)
As a result of Golar's loss of control in the Partnership from the date of its first AGM held on December 13, 2012, the Partnership is no longer considered to be under common control with Golar and as a consequence, commencing with the acquisition of the Golar Maria on February 7, 2013, the Partnership will no longer account for vessel acquisitions from Golar as a transfer of equity interests between entities under common control. Accordingly, the cash flows of the Golar Maria are consolidated into the Partnership's cash flows from the date of its acquisition. There has been no retroactive restatement of the comparatives to reflect the historical cash flows of the Golar Maria prior to its acquisition.

APPENDIX A - RECONCILATION OF NON-GAAP FINANCIAL MEASURES
Distributable Cash Flow (“DCF”)
Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items, maintenance and replacement capital expenditures and Dropdown Predecessor's net income before depreciation and amortization. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, Golar Partners' capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partner's performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(in thousands)	Three months ended December 31, 2013	Three months ended September 30, 2013
Net income[1]	$49,887	$38,006
Add:
Depreciation and amortization	18,186	17,485
Unrealized (gain)/loss from interest rate derivatives	(5,990)	239
Unrealized net loss from foreign exchange and related foreign currency derivatives	202	298
Deferred costs amortization	885	868

Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(14,941)	(14,890)
Non-controlling interest's share of DCF before maintenance and replacement capital expenditure	(3,445)	(3,105)

Distributable cash flow	$44,784	$38,901

Distributions declared:
Limited partners	$32,193	$29,528
General partner	1,821	1,649

Coverage ratio	1.32	1.25
(1) Net income for the fourth quarter of 2013 includes a $4.3 million credit in the tax line which principally relates to a write back of a tax provision in respect of the current year resulting from a reassessment of current year tax estimates.
Adjusted EBITDA
Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.
The Partnership believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership's ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners' performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three months ended December 31,
(in thousands)	2013	2012
Net income	$49,887	$30,288

Depreciation and amortization	18,186	14,367
Net financial expenses	9,073	11,195
Tax	(4,301)	4,478

Adjusted EBITDA	$72,845	$60,328
Annualized adjusted EBITDA	$291,380	$241,312

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•
statements about market trends in the floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNGV) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGVs;

•
statements about Golar Partners and Golar LNG's ability to retrofit vessels as FSRUs or FLNGVs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	Golar Partners ability to increase distributions and the amount of any such increase;

•	Golar Partners' ability to consummate the acquisition of the Golar Igloo on a timely basis or at all;

•
Golar Partners ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the Golar Maria, which we acquired from Golar LNG in February 2013, and the FSRU, Golar Igloo, which we expect to acquire from Golar;

•	Golar Partners anticipated growth strategies;

•	the effect of the worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in Golar Partners operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of Golar Partners ability to make cash distributions on the units or any increases in cash distributions;

•	Golar Partners future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	Golar Partners ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by the Partnerships charterers;

•	Golar Partners ability to maintain long-term relationships with major LNG traders;

•	Golar Partners ability to leverage Golar LNG's relationships and reputation in the shipping industry;

•	Golar Partners ability to purchase vessels from Golar LNG in the future;

•	Golar Partners continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•	Golar Partners ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	Golar Partners ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and Golar Partners ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to Golar Partners business;

•	availability of skilled labor, vessel crews and management;

•	Golar Partners general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of Golar Partners and distributions to Golar Partners unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	Golar Partners ability to retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of Golar Partners securities in the public market;

•	Golar Partners business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that Golar Partners file with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, Golar Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: February 28, 2014	By:	/s/ Graham Robjohns
Graham Robjohns Principal Executive Officer